CV TECHNOLOGIES INC.

CV Technologies develops and manufactures evidence based natural health products for disease

07026374

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 13 2007
WASH., D.C. 182

SUPPL

July 30, 2007

Securities and Exchange Commission
100 F Street North East
Washington, D.C. 20549

Re: Compliance with Rule 12g3-2(b) Exemption
CV Technologies Inc. – File No. 82-35059

Enclosed please find attached a copy of a News Release that has been electronically filed with the Canadian Securities regulatory authorities through the System for Electronic Document Analysis and Retrieval (SEDAR).

SEDAR

Date of Filing	Document	Document Dated
July 27, 2007	News Release – CV Technologies Confirms Ontario Lawsuit Sedar Filing Confirmation attached.	July 27, 2007

Please acknowledge receipt of our submission by returning the additional copy of our covering letter. For your convenience we have attached a self-addressed stamped envelope. If you have any questions please do not hesitate to contact me.

Sincerely,

PROCESSED
SEP 18 2007
THOMSON FINANCIAL

Ms. Jane Tulloch
Director, Investor Relations
and Corporate Secretary
CV Technologies Inc.
Direct Line: (780) 577-3724

Enclosure

9411 – 20th Avenue, Edmonton AB, T6N 1E5 ~ Tel: 780-432-0022 ~ Fax:780-432-7772 ~
E-mail: info@cvtechnologies.com ~ www.cvtechnologies.com

Proudly Canadian

cbp CERTIFIED ChemBioPrint

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CV TECHNOLOGIES INC.

NEWS RELEASE

CV TECHNOLOGIES CONFIRMS ONTARIO LAWSUIT

RECEIVED AUG 13 2007 182

For Release: 6am, July 27, 2007

EDMONTON, AB (July 27, 2007) CV Technologies Inc. (TSX:CVQ) today confirmed that as stated in certain recent media reports, on July 20, 2007, a class action lawsuit was issued in the Ontario Superior Court of Justice against the Company and certain officers and directors, Gordon Tallman, Harry Buddle and Jacqueline Shan and the Company's former auditor. The lawsuit was commenced by two shareholders and seeks certification of a class action on behalf of any persons who acquired the Company's securities between December 11, 2006 and March 23, 2007. The lawsuit relates to allegations concerning CVQ's audited financial statements for the year ended September 30, 2006, and its interim unaudited financial statements for the first quarter of fiscal 2007. The lawsuit alleges the financial statements for those periods were misleading.

None of the defendants has been served and the matters raised in the claim are, at this stage, unproven allegations that will be vigorously defended. Leave of the Ontario Court has not been granted for the claim to proceed as a secondary market securities class action and the claim has not been certified as a class action at this stage.

ABOUT CV TECHNOLOGIES INC.

CV Technologies, founded in 1992, is a global leader in the development and commercialization of naturally derived, evidence based, natural therapeutics for disease prevention and health maintenance. The Company's lead product - COLD-fX - strengthens the immune system and is widely used in Canada as a leading over the counter (OTC) remedy for preventing and relieving cold and flu infections. A comprehensive treatment claim approved by Health Canada for COLD-fX states that it "helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system." Such therapeutic claims require support by randomized, double-blinded, placebo-controlled clinical trials which are the highest level of scientific evidence. COLD-fX, with its unique and patented mechanism of action is standardized according to the Company's ChemBioPrint (CBP) process. The CBP process precisely identifies the chemical profile and biological activity of multi-active compounds in evidence-based natural therapeutics, while providing a manufacturing protocol that ensures each batch of the final product delivers verifiable and provable health benefits. International manufacturing, marketing, patents and trademarks are held by fX Life Sciences International GmbH. COLD-fX is distributed and sold in the U.S. by COLD-fX Pharmaceuticals (USA) Inc. after receiving clearance from the FDA as a New Dietary Ingredient. Both companies are wholly-owned subsidiaries of CV Technologies Inc. fX Life Sciences International GmbH and COLD-fX Pharmaceuticals (USA) Inc. maintain a call center for product information: 1-877-490-3300.

MEDIA CONTACT:

Warren Michaels
Vice President, Media Relations
CV Technologies Inc.
1-780-432-0022

INVESTOR CONTACT:

Jane Tulloch
Director, Investor Relations
CV Technologies Inc.
1-780-577-3724

warren.michaels@cvtechnologies.com
www.cvtechnologies.com

jane.tulloch@cvtechnologies.com
www.coldfx.com

This news release contains forward-looking statements that are subject to risks and uncertainties that may cause actual results or events to differ materially from the results or events predicted in this release, including those comments related to the defense of the lawsuit and the succeessful outcome of any defense. Although we believe that the forward-looking statements contained herein are reasonable, we can give no assurance that our expectations are correct and that the results, performance or achievements expressed in, or implied by, forward-looking statements within this disclosure will occur, or if they do, that any benefits may be derived from them. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a more in-depth account of risks and uncertainties, please refer to documents filed with the Canadian securities regulatory authorities through the System for Electronic Document Analysis and Retrieval (SEDAR). Subject to its obligations under applicable law, the Company assumes no duty to update this disclosure. The Company is a 12g3-2(b) SEC registrant.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

GLOBAL CORPORATE COMPLIANCE INC

850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Gordon Brown and Jane Tulloch
Email: Gordon.brown@cvtechnologies.com; Jane.Tulloch@cvtechnologies.com

DATE: July 30, 2007

CONFIRMATION OF SEDAR FILING

PROJECT NO.	01133327
FILING TYPE	News releases
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	News release
FEES PAID	N/A
DATE FILED	July 27,2007

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

END